Exhibit 99.1

Amira Nature Foods Ltd Hires Brio Financial Group to Assist with
Focus on International Growth and Departing Chief Financial Officer

DUBAI, United Arab Emirates,  (May 16, 2019) (BUSINESS WIRE) -- Amira Nature Foods Ltd (the "Company")  (NYSE: ANFI), a global provider of packaged specialty rice, today announced the hiring of Brio Financial Group as financial consultants to the Company, to replace the current Chief Financial Officer Varun Sethi, whose last day with the company will be 30 June 2019.  The Company has hired Brio Financial Group in connection with the Company’s effort to Westernize its corporate finance and executive team while the Company focuses on the international growth of its brands.

The Brio Financial Group has an extensive financial and consumer industry background. The Company believes their many years of U.S. public company accounting experience will assist it in Westernizing its finance department, while it focuses on international growth. The Brio Financial Group ,which will also support the Company’s ongoing financial reporting, has nearly two decades of experience in assisting various private and public companies in financial reporting, internal control development and evaluation, budgeting and forecasting.

Varun Sethi, who has served as the Company’s Chief Financial Officer since August 2017, has agreed to assist the Company in the orderly transition of his CFO responsibilities. His departure is not based on any disagreement with the company’s accounting principles, practices or financial statement disclosures.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a global provider of packaged specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to locate a suitable CFO replacement; perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Wendy Eguez

The Amira Group

+447340071854

wendy.eguez@theamiragroup.com